SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 3)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              PANAVISION INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 69830E 209
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                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                               July 26, 2000
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          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP No. 69830E 209
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      PX Holding Corporation
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|_|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     7.    SOLE VOTING POWER
       NUMBER OF                   -0-
        SHARES       ----------------------------------------------------------
     BENEFICIALLY    8.    SHARED VOTING POWER
       OWNED BY                    7,310,239
         EACH        ----------------------------------------------------------
       REPORTING     9.    SOLE DISPOSITIVE POWER
        PERSON                     -0-
         WITH        ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                   7,310,239
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       7,310,239
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            |_|
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       83.36%
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14.    TYPE OF REPORTING PERSON
       CO
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CUSIP No. 69830E 209
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Mafco Holdings Inc.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|_|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                          7.    SOLE VOTING POWER
       NUMBER OF                        -0-
        SHARES            -----------------------------------------------------
     BENEFICIALLY         8.    SHARED VOTING POWER
       OWNED BY                         7,310,239
         EACH             -----------------------------------------------------
       REPORTING          9.    SOLE DISPOSITIVE POWER
        PERSON                          -0-
         WITH             -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                        7,310,239
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       7,310,239
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            |_|
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       83.36%
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14.    TYPE OF REPORTING PERSON
       CO
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INTRODUCTION

               This Statement amends and supplements the Statement on
Schedule 13D, dated December 29, 1997, as amended by Amendment No. 1 thereto, dated June 11, 1998, and Amendment No. 2 thereto, dated February 3, 1999 (as so amended, the "Schedule 13D"), filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


ITEM 4. PURPOSE OF TRANSACTION.

               On July 26, 2000, the Company sold 714,300 shares of Common Stock and a warrant to acquire an additional 714,300 shares of Common Stock (subject to adjustment) at an exercise price of $17.50 per share (subject to adjustment) to Sony Electronics Inc. ("Sony").

               In connection with the aforementioned transaction, the Company, PX Holding and Sony entered into a Stockholders Agreement, pursuant to which PX Holding has agreed to vote all of the shares of Common Stock it holds to elect a person designated by Sony to the Board of Directors of the Company. Additionally, pursuant to the Stockholders Agreement, Sony has the right to participate in certain sales by PX Holding of its shares of Common Stock to third parties.

               The Stockholders Agreement is attached hereto as Exhibit
99.2 and is incorporated herein by reference in its entirety. The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) As of July 27, 2000, based upon information provided by the Company, there were 8,769,919 shares of Common Stock outstanding, of which the Reporting Persons may be deemed to have beneficial ownership of 7,310,239 shares of Common Stock, or 83.36% of the Common Stock then outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4, above.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1  -      Agreement pursuant to Rule 13d-1(k)

        Exhibit 99.2  -      Stockholders Agreement, dated July 26, 2000, by
                             and among Panavision Inc., Sony Electronics Inc.
                             and PX Holding Corporation


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:     July 31, 2000



                                            MAFCO HOLDINGS INC.

                                            By:  /s/ Glenn P. Dickes
                                                -----------------------
                                            Name:  Glenn P. Dickes
                                            Title: Senior Vice President


                                            PX HOLDING CORPORATION

                                            By:  /s/ Glenn P. Dickes
                                                -----------------------
                                            Name:  Glenn P. Dickes
                                            Title: Vice President



                                                                     SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            MAFCO HOLDINGS INC.

               Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

NAME AND ADDRESS       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald O. Perelman     Director, Chairman and Chief Executive Officer

Donald G. Drapkin      Director and Vice Chairman

Todd J. Slotkin        Executive Vice President and Chief Financial Officer

Howard Gittis          Director and Vice Chairman

James R. Maher         Director and President

Barry F. Schwartz      Executive Vice President and General Counsel


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           PX HOLDING CORPORATION

               Set forth below is each director and executive officer of PX Holding Corporation. The principal address of PX Holding Corporation and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

NAME AND ADDRESS       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald O. Perelman     Director, Chairman of the Board and Chief Executive
                       Officer

Howard Gittis          Director and Vice Chairman

Todd J. Slotkin        Executive Vice President and Chief Financial Officer

Barry F. Schwartz      Executive Vice President and General Counsel

James R. Maher         Director


                               EXHIBIT INDEX


Exhibit No.           Description

 99.1                 Agreement pursuant to Rule 13d-1(k)

 99.2 Stockholders Agreement, dated July 26, 2000, by and among Panavision Inc., Sony Electronics Inc. and PX Holding Corporation